Vyteris, Inc.
13-01 Pollitt Drive
Fair Lawn, NJ 07410

October 12, 2010

VIA EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Vyteris, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 25, 2010 Form 10-Q for the Period Ended June 30, 2010 File Number: 000-32741

Dear Mr. Rosenberg:

We are in receipt of your letter to us, dated September 8, 2010, regarding the above referenced filings.  We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter and for ease of reference, we have included your comments (bolded) and each of our responses to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended December 31, 2009 and 2008
Revaluation of Warrant Liability, page 36

1.    With respect to the 5.1 million warrants that contain anti-dilution provisions, please explain to us why you are valuing the warrants using the Black-Scholes option price model, instead of a binomial or lattice pricing model.  The Black-Scholes model does not take into account the warrants’ down-round protection.  It appears to us that the price adjustment feature would add value to the warrant for which the binomial or lattice models are better suited.  This also applies to the warrants outstanding at June 30, 2010.

We acknowledge that the binomial or lattice model would be preferable to the Black-Scholes model to recognize the down-round protection feature of the majority (except approximately one million warrants which have a limited anti-dilution feature) of our warrants at December 31, 2009 and June 30, 2010.  We have computed the impact of the down-round protection to be an increase in the value of the warrants of 5%-10% as computed under various scenarios and models.

We also noted that assumptions used in our calculations to determine the fair value of the underlying common stock did not reflect the fact that the shares underlying the warrants have not been registered.  Therefore, we acknowledge that the calculations using the correct assumption for a lack of marketability discount would have yielded a lower valuation of the warrants of approximately 5%-10%.

In considering the valuation methodology and assumptions used and the offsetting nature of the two items discussed above, the valuations historically used would not be materially either qualitatively or quantitatively different than those revised calculations using a binomial or lattice model and a correct assumption of the fair value of the underlying common stock.  We will correct both of these items in the third quarter of 2010.

U.S Securities & Exchange Commission
October 12, 2010

Form 10-Q for the Period Ended June 30, 2010

Item 4.   Controls and Procedures
A.  Disclosure, page 31

2.  We note you concluded that disclosure controls and procedures were not effective for the period ended June 30, 2010.  Please revise your disclosure to describe the basis for that conclusion.  Include a description of the material weaknesses identified and the steps taken to correct the issues defined.

We have reviewed our disclosure regarding disclosure controls and procedures in light of your comment.  The  material weakness we note is with respect to our financial reporting and the potential inadequacy of the existing accounting staff, which is limited by the resources available.  This resulted in a couple of proposed journal entries resulting from the audit process to correct the recorded balances in our general ledger.  We believe these deficiencies in the design and execution of the internal controls over financial reporting should be categorized as a material weakness.  Assuming such deficiencies still exist, we would propose to expand our rationale for our conclusion in future quarterly financial statements.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response.  Please feel free to contact either myself or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Joseph Himy

Joseph Himy

cc:  Jolie Kahn, Esq.